東京青山・青木・狛法律事務所

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Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
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2007 NOV -7 A 2:55

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07027851

FILE NO. 082-03311

October 29, 2007

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the documents which contents were announced by the Company.

- Consolidated Settlement of Accounts for the First Half Ended September 30, 2007 (dated October 25, 2007) (English translation) and
- Notice of Cancellation by the Company of its Own Shares (dated October 25, 2007) (English translation).

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

The figures for these Financial Statements are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the First Half Ended September 30, 2007

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda, President/CEO & Representative Director
Contact: Yukihiro Saito, Head of Investor Relations, Financial Department
Tel. +81-3-3572-5111

Filing of Interim Financial Report: December 10, 2007 (plan)
Start of interim cash dividend payments: December 10, 2007 (plan)

* Amounts under one million yen have been rounded down.

1. Performance in the First Half Ended September 30, 2007 (April 1–September 30, 2007)

(1) Consolidated Operating Results

(Percentage figures denote year-on-year change)

	Net Sales (Millions of yen)	Operating Income (Millions of yen)	Ordinary Income (Millions of yen)	Net Income (Millions of yen)
First Half Ended Sept. 30, 2007	362,870 [+4.5%]	32,068 [+24.2%]	33,230 [+18.9%]	12,939 [+37.9%]
First Half Ended Sept. 30, 2006	347,395 [+5.1%]	25,825 [+13.6%]	27,951 [+13.1%]	9,382 [–8.6%]
Fiscal Year Ended Mar. 31, 2007	694,594 [—]	50,005 [—]	53,465 [—]	25,293 [—]

	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Half Ended Sept. 30, 2007	31.43	31.30
First Half Ended Sept. 30, 2006	22.59	22.50
Fiscal Year Ended Mar. 31, 2007	60.89	60.71

Reference: Equity in earnings of affiliates:
First half ended Sept. 30, 2007: ¥74 million
First half ended Sept. 30, 2006: ¥47 million
Fiscal year ended Mar. 31, 2007: ¥57 million

(2) Consolidated Financial Position

	Total Assets (Millions of yen)	Net Assets (Millions of yen)	Equity Ratio (%)	Net Assets per Share (Yen)
First Half Ended Sept. 30, 2007	669,214	392,224	56.0	929.56
First Half Ended Sept. 30, 2006	682,704	388,512	54.8	906.40
Fiscal Year Ended Mar. 31, 2007	739,832	403,796	52.5	940.79

Reference: Equity at term-end (consolidated):
First half ended Sept. 30, 2007: ¥375,046 million
First half ended Sept. 30, 2006: ¥373,918 million
Fiscal year ended Mar. 31, 2007: ¥388,386 million

(3) Consolidated Cash Flows

	Cash Flows from Operating Activities (Millions of yen)	Cash Flows from Investing Activities (Millions of yen)	Cash Flows from Financing Activities (Millions of yen)	Cash and Cash Equivalents at Term-End (Millions of yen)
First Half Ended Sept. 30, 2007	36,343	5,172	(89,125)	100,141
First Half Ended Sept. 30, 2006	21,102	(6,593)	(9,536)	96,450
Fiscal Year Ended Mar. 31, 2007	69,431	(18,482)	1,836	145,259

2. Cash Dividends

	Cash Dividends per Share (Yen)		
(Cut-off Date)	Interim	Year-End	Full Year
Fiscal Year Ended Mar. 31, 2007	16.00	16.00	32.00
Fiscal Year Ending Mar. 31, 2008	17.00		34.00
Fiscal Year Ending Mar. 31, 2008 (plan)		17.00	

3. Projections for the Fiscal Year Ending March 31, 2008 (April 1, 2007–March 31, 2008)

(Percentage figures denote year-on-year change)

	Net Sales (Millions of yen)	Operating Income (Millions of yen)	Ordinary Income (Millions of yen)	Net Income (Millions of yen)	Net Income per Share (Yen)
Full Year	730,000 [5.1%]	60,000 [20.0%]	61,000 [14.1%]	34,000 [34.4%]	84.27

4. Other

(1) Significant changes in subsidiaries (scope of consolidation) during period: No

(2) Changes in accounting principles, procedures, disclosure methods, etc., pertaining to preparation of interim consolidated financial statements (Those to be stated as changes in Basis of Presenting Interim Consolidated Financial Statements):

1. Changes associated with revision in accounting standards: Yes
2. Other changes: Yes

Note: For more details, refer to page 25 in "Changes to the Basis of Presenting Interim Consolidated Financial Statements"

(3) Shares outstanding (common stock) at term-end

1. Number of shares outstanding (including treasury stock)

First Half Ended Sept. 30, 2007: 424,562,353
First Half Ended Sept. 30, 2006: 424,562,353
Fiscal Year Ended Mar. 31, 2007: 424,562,353

2. Number of treasury shares outstanding

First Half Ended Sept. 30, 2007: 21,096,486
First Half Ended Sept. 30, 2006: 12,029,623
Fiscal Year Ended Mar. 31, 2007: 11,730,235

Note: For basis for calculating net income per share (consolidated), refer to "Per Share Data" (page 30)

(Reference) Summary of Non-Consolidated Financial Results

1. Performance in the First Half Ended September 30, 2007 (April 1–September 30, 2007)

(1) Non-Consolidated Operating Results

(Percentage figures denote year-on-year change)

	Net Sales (Millions of yen)	Operating Income (Millions of yen)	Ordinary Income (Millions of yen)	Net Income (Millions of yen)
First Half Ended Sept. 30, 2007	139,314 [−2.1%]	10,779 [+115.4%]	22,029 [+60.5%]	17,027 [+114.1%]
First Half Ended Sept. 30, 2006	142,354 [+14.0%]	5,004 [+8.3%]	13,725 [+25.7%]	7,954 [+72.9%]
Fiscal Year Ended Mar. 31, 2007	282,091 [—]	15,637 [—]	28,891 [—]	16,749 [—]

	Net Income per Share (Yen)
First Half Ended Sept. 30, 2007	41.39
First Half Ended Sept. 30, 2006	19.28
Fiscal Year Ended Mar. 31, 2007	40.60

(2) Non-Consolidated Financial Position

	Total Assets (Millions of yen)	Net Assets (Millions of yen)	Equity Ratio (%)	Net Assets per Share (Yen)
First Half Ended Sept.30, 2007	499,547	359,708	72.0	891.31
First Half Ended Sept. 30, 2006	543,907	374,839	68.9	908.61
Fiscal Year Ended Mar. 31, 2007	559,407	375,317	67.1	909.00

Reference: Equity at term-end:
First half ended Sept. 30, 2007: ¥359,615 million
First half ended Sept. 30, 2006: ¥374,831 million
Fiscal year ended Mar. 31, 2007: ¥375,265 million

2. Non-Consolidated Outlook for the Fiscal Year Ending March 31, 2008 (April 1, 2007–March 31, 2008)

In this report, the Company does not include non-consolidated outlook, which it deems to have low significance as investment information.

Disclaimer:
In this document, statements other than historical facts are forward-looking statements that reflect our plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results and achievements to differ from those anticipated in these statements. Please refer to page 9 "1. Operating Results 1.1 Analysis of Operating Results (4) Outlook for the Fiscal Year Ending March 31, 2008" for information on preconditions underlying the above outlook and other related information.

1. Operating Results

1.1 Analysis of Operating Results

(1) Review of Performance in the First Half Ended September 30, 2007

In the interim period under review (six months ended September 30, 2007), the Company achieved a solid performance, with consolidated net sales rising 4.5% year-on-year. Although domestic sales declined slightly, overseas sales grew considerably, driven by the Chinese market.

Operating income showed strong growth, increasing 24.2% year-on-year. This was the result of marginal gains owing to overseas sales expansion, an improved cost of sales ratio stemming from a change in our product mix, and a shift of some expenses to the second half of the fiscal year. Ordinary income also rose significantly, up 18.9%, reflecting the increase in operating income. Among extraordinary income, we reported a gain on the sale of shares in Shiseido Logistics Company, Ltd. Among extraordinary losses, we posted an impairment loss and restructuring expenses. As a result, net income grew strongly, rising 37.9% year-on-year, to ¥12.9 billion.

Consolidated Performance

(Millions of yen)

	First Half Ended Sept. 30, 2007	Percent of Net Sales	First Half Ended Sept. 30, 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Cosmetics	225,334	62.1%	229,298	66.0%	–3,964	–1.7%
Overseas Cosmetics	126,686	34.9%	106,244	30.6%	+20,442	+19.2%
Others	10,849	3.0%	11,852	3.4%	–1,003	–8.5%
Net Sales	362,870	100.0%	347,395	100.0%	+15,474	+4.5%

Domestic Sales	235,866	65.0%	240,859	69.3%	–4,992	–2.1%
Overseas Sales	127,003	35.0%	106,536	30.7%	+20,467	+19.2%

	First Half Ended Sept. 30, 2007	Percent of Net Sales	First Half Ended Sept. 30, 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Operating Income	32,068	8.8%	25,825	7.4%	+6,242	+24.2%
Ordinary Income	33,230	9.2%	27,951	8.0%	+5,278	+18.9%
Net Income	12,939	3.6%	9,382	2.7%	+3,557	+37.9%
Consolidated Income/ Nonconsolidated Income	0.76 times		1.18 times			

Non-Consolidated Performance

(Millions of yen)

	First Half Ended Sept. 30, 2007	Percent of Net Sales	First Half Ended Sept. 30, 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Cosmetics	124,780	89.6%	129,586	91.0%	–4,806	–3.7%
Overseas Cosmetics	10,909	7.8%	9,497	6.7%	+1,412	+14.9%
Others	3,624	2.6%	3,270	2.3%	+353	+10.8%
Net Sales	139,314	100.0%	142,354	100.0%	–3,040	–2.1%

	First Half Ended Sept. 30, 2007	Percent of Net Sales	First Half Ended Sept. 30, 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Operating Income	10,779	7.7%	5,004	3.5%	+5,775	+115.4%
Ordinary Income	22,029	15.8%	13,725	9.6%	+8,304	+60.5%
Net Income	17,027	12.2%	7,954	5.6%	+9,073	+114.1%

(2) Review by Business Segment

(a) Domestic Cosmetics

(Millions of yen)

	First Half Ended Sept. 30, 2007	First Half Ended Sept. 30, 2006	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	225,334	229,298	–3,964	–1.7%
Intersegment Sales or Transfers	3,452	3,071		
Total Sales	228,786	232,370		
Operating Income	22,573	18,881	+3,692	+19.6%
Operating Profitability	9.9%	8.1%	+1.8%	

■ **Sales**

Sales in the domestic cosmetics business segment declined 1.7%.

Sales of the cosmetics division slightly decreased from the previous year's level. Although sales of counseling-based cosmetics and toiletries products reached the previous year's level, sales of self-selection cosmetics decreased. Our strategy focuses on nurturing eight priority brands/lines: six mega lines, which aim to seize the top market share in their respective categories; and two major brands/lines that deeply entrench customer contact points and strengthen customer relationships in limited retail channels. Centering on these eight brands/lines, during the interim period under review, we launched new series and items, and renewed core existing items, in order to nurture them into long-selling brands/lines. In August 2007, for example, we enhanced the ***Integrate*** makeup line with the addition of the ***Integrate Gracy*** series for addressing makeup concerns. We also undertook a comprehensive renewal of hairstyling agents from the ***Uno*** line for men. In September, we launched the ***Golden Repair*** series as part of the ***Tsubaki*** line, which subsequently captured the top share of an intensively competitive market.

In the professional division, which supplies and operates beauty salons, sales declined year-on-year. In this division, we are undergoing a changeover in reforming the sales system. The transitional state of our reforms and other reasons led to the sales decline.

The performance of the healthcare division recovered, with sales increasing year-on-year. We concentrated our business resources in ***Collagen,*** a food for enhanced skin regeneration, as an iconic item of this division. In the period under review, ***Collagen*** contributed to revenue growth as the division's No. 1 brand.

■ **Operating Income**

Despite a slight sales decrease in this business segment, operating income from the domestic cosmetics segment increased 19.6% year-on-year, owing to a more efficient allocation of selling, general and administrative expenses, as well as a shift of certain expenses to the second half.

■ **Major New Products**

Counseling: ***Bénéfique Renew*** (line for voluntary chain stores; anti-aging series renewal)
Self-selection: ***Integrate Gracy*** (makeup line; new series for makeup concerns),
Uno Fiber Neo (men's line; renewal of hair styling agents)
Toiletries: ***Tsubaki Golden Repair*** (haircare line; new advanced damage-care series)
Healthcare: ***Collagen Update*** (food for enhanced skin regeneration), ***Ferzea Repair Veil*** (hand cream)

(b) Overseas Cosmetics

(Millions of yen)

	First Half Ended Sept. 30, 2007	First Half Ended Sept. 30, 2006	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	126,686	106,244	+20,442	+19.2%
Intersegment Sales and Transfers	662	473		
Total Sales	127,349	106,717		
Operating income	8,199	5,489	+2,710	+49.4%
Operating Profitability	6.4%	5.1%	+1.3%	

■ **Sales**

Sales in the overseas cosmetics business segment rose 19.2%, owing to steady sales increases in all regions, led by China, as well as the effects of a weaker yen.

In China, our key overseas market, we proactively advanced our channel-specific brand strategy. With respect to the voluntary chain store channel, our objective of building a sales network of individually owned cosmetics shops proceeded according to plan. Launched in October 2006, ***Urara,*** a brand designed specifically for voluntary chain stores in China, performed well. Regarding the department store channel, we continued strengthening ***AUPRES,*** a brand for department stores in China, as well as ***SUPREME AUPRES,*** an upper prestige line launched in November 2006.

Outside of China, we focused on reinforcing and promoting our mainstay brand offerings, while actively advancing our activities in the travel retail business, centering on airport duty-free shops.

Professional division sales to salons also increased, driven by U.S.-based Zotos International, Inc., which enjoyed healthy demand for the renewed ***JOICO*** haircare brand.

■ **Operating Income**

The increase in marginal gain from a jump in overseas cosmetics sales and an improvement in cost of sales ratio from a change in product mix were main drivers in boosting operating income from the segment, up 49.4% year-on-year.

■ **Major New Products**

Cosmetics: ***Urara Makeup*** (dedicated brand for voluntary chain stores in China; new line),
SHISEIDO The Skincare (global skincare line; renewal of basic items)
Jean Paul GAULTIER Fleur du Male (designer fragrance brand; new men's line)

Professional: ***JOICO Vero K-Pak Color*** (brand for hair salons; hair color line renewal)

(c) Others

(Millions of yen)

	First Half Ended Sept. 30, 2007	First Half Ended Sept. 30, 2006	Year-on-Year Increase/Decrease	
			Amount	% change
Sales to Outside Customers	10,849	11,852	–1,003	–8.5%
Intersegment Sales and Transfers	10,316	12,370		
Total Sales	21,165	24,223		
Operating Income	1,080	1,025	+55	+5.4%
Operating Profitability	5.1%	4.2%	+0.9%	

■ **Sales**

Sales from other businesses decreased 8.5%. The frontier science division, targeting medical and research institutes, covers medical-use pharmaceuticals, cosmetics raw materials, chromatography, and cosmetic dermatology treatment. In the period under review, this division posted higher sales of bio-hyaluronic acid, a raw material used in cosmetics, pharmaceuticals, and foods.

■ **Operating Income**

Operating income from the other businesses segment rose 5.4%, backed by steady income from investment associations.

(3) Review by Geographical Segment and Overseas Sales

Domestic sales declined, but income from domestic operations increased due to efficient allocation of expenses and a shift of certain expenses to the second half of the fiscal year.

Overseas, local-currency-based sales (on next page) expanded significantly in Asia, underscored by growth in China, and the Americas, where mainstay brands performed well. Sales in Europe also remained steady. After translating local currencies into yen, which has depreciated, sales in all overseas regions increased year-on-year. Operating income increased in each region, with particularly strong growth in the Americas, where structural reforms are progressing, and Europe, where our fragrances are performing well.

Sales by Geographic Segment (by Location)

(Millions of yen)

	First Half Ended Sept. 30, 2007	Percent of Net Sales	First Half Ended Sept. 30, 2006	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Domestic Sales	236,619	65.2%	241,525	69.5%	–4,905	–2.0%
Americas	27,533	7.6%	23,775	6.9%	+3,758	+15.8%
Europe	50,761	14.0%	42,701	12.3%	+8,060	+18.9%
Asia/Oceania	47,954	13.2%	39,393	11.3%	+8,561	+21.7%
Total Overseas Sales	126,250	34.8%	105,870	30.5%	+20,380	+19.3%
Net Sales	362,870	100.0%	347,395	100.0%	+15,474	+4.5%

Operating Income by Geographic Segment (by Location)

(Millions of yen)

	First Half Ended Sept. 30, 2007	Percent of Regional Sales	First Half Ended Sept. 30, 2006	Percent of Regional Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Japan	17,462	7.0%	14,187	5.6%	+3,274	+23.1%
Americas	1,665	5.2%	788	2.8%	+876	+111.1%
Europe	4,904	9.2%	3,493	7.8%	+1,411	+40.4%
Asia/Oceania	6,599	13.7%	6,206	15.7%	+392	+6.3%
Outside Japan	13,169	9.9%	10,488	9.3%	+2,680	+25.6%
Elimination/Unallocatable	1,436	—	1,149	—	+287	+25.1%
Operating Income	32,068	8.8%	25,825	7.4%	+6,242	+24.2%

* Based on regional sales, including intra-Group sales between regions.

Overseas Sales (by Destination)

(Millions of yen)

	First Half Ended Sept. 30, 2007	Percent of Net Sales	First Half Ended Sept.30, 2006	Percent of Net Sales	Year-on-Year Increase/Decrease		
					Amount	% change	% change in local currency terms
Americas	29,230	8.1%	23,999	6.9%	+5,230	+21.8%	+16.3%
Europe	44,609	12.3%	39,565	11.4%	+5,044	+12.8%	+0.8%
Asia/Oceania	53,163	14.6%	42,971	12.4%	+10,191	+23.7%	+15.3%
Overseas Sales	127,003	35.0%	106,536	30.7%	+20,467	+19.2%	+10.1%

(4) Outlook for the Fiscal Year Ending March 31, 2008

(a) Overall Performance Outlook

The market climates of the Group should remain challenging both domestically and overseas. Nonetheless, the Group will keep implementing its three-year business plan to establish a strong competitive edge.

The fiscal year ending March 2008 is the final period of our current three-year business plan. In the latter half of the year, we will continue reforming our domestic marketing operations and work to further stabilize our earnings foundation. At the same time, we will continue making proactive marketing expenditures in overseas markets earmarked for high growth, centering on China. Meanwhile, we will keep in mind our next three-year plan, which is currently being formulated.

In the latter half of the year, we anticipate an increase in operating income on the back of higher net sales and improved cost of sales ratio. Despite additional marketing expenditures and a shift of some expenses from the first half of the fiscal year, we expect the increase in income to compensate for these expenses, and forecast increases in both revenue and earnings in the second half.

For the entire year, we forecast a 5% increase in consolidated net sales, to ¥730 billion, a 20% rise in operating income, to ¥60 billion, a 14% increase in ordinary income, to ¥61 billion, and a 34% gain in net income, to ¥34 billion.

Consolidated Net Sales

(Billions of yen)

	Fiscal Year Ending Mar. 31, 2008 (Estimate)	Fiscal Year Ended Mar. 31, 2007	Year-on-Year Increase/Decrease	
			Amount	% change
Domestic Cosmetics	448.0	447.6	+0.4	+0%
Overseas Cosmetics	261.0	224.3	+36.7	+16%
Others	21.0	22.7	–1.7	–8%
Net Sales	730.0	694.6	+35.4	+5%

Overseas Sales	262.0	224.8	+37.2	+17%
Overseas Sales Ratio	35.9%	32.4%		

Consolidated Income

(Billions of yen)

	Fiscal Year Ending Mar. 31, 2008 (Estimate)	Percent of Net Sales	Fiscal Year Ended Mar. 31, 2007	Percent of Net Sales	Year-on-Year Increase/Decrease	
					Amount	% change
Operating Income	60.0	8.2%	50.0	7.2%	+10.0	+20%
Ordinary Income	61.0	8.4%	53.5	7.7%	+7.5	+14%
Net Income	34.0	4.7%	25.3	3.6%	+8.7	+34%

Per Share Information and Financial Ratios

	Fiscal Year Ending Mar. 31, 2008 (Estimate)	Fiscal Year Ended Mar. 31, 2007	Year-on-Year Increase/Decrease
Return on Equity (%)	8.7	6.6	+2.1
Net Income per Share (Yen)	84.27	60.89	+23.38
Payout Ratio (Consolidated) (%)	40.3	52.6	–12.3
Dividends per Share (Yen):			
Interim	17.00	16.00	+1.00
Year-End	17.00	16.00	+1.00

(b) Outlook by Business Segment

Domestic Cosmetics

In the latter half of the year, we will pursue domestic marketing reforms and continue our proactive and concentrated advertising and promotional activities. We expect to achieve higher year-on-year sales as a result.

In the cosmetics division, we will continue efforts to nurture existing lines, centering on the eight priority lines, into long-selling lines. We will focus particular attention on the prestige market, with plans to undertake renewals of multiple items. These include a top-end cream in the ***Clé de Peau Beauté*** high prestige brand, the ***Renew*** series of the ***Bénéfique*** line offering a highly moisturizing touch, and basic skincare offerings in the ***Revital*** line of anti-aging products. At the same time, we will promote various initiatives in line with reforms to the "front lines" of our business, with the aim of further expanding our share of the domestic cosmetics market. These include strengthening our sales-counter services by innovating the activities of our Beauty Consultants, reorganizing our sales bases as part of our sales reforms, and strengthening our channel-specific sales organization. Meanwhile, we will focus on the ***Collagen*** brand in an effort to solidify the sales recovery in the healthcare division.

For the fiscal year, we forecast an increase in domestic cosmetics sales on the back of growth in the cosmetics division, driven by cultivation of existing lines, as well as recovery of the healthcare division. We also expect a rise in operating income, benefiting from increased sales and reductions in cost of sales, administrative expenses and other expenses.

Overseas Cosmetics

In China, where we anticipate strongest growth, we will continue taking proactive initiatives. These include stepping up promotional activities aimed at department stores, while further expanding our network of voluntary chain stores and cultivating emerging sales channels. Outside of China, as well, we will strive to increase the number of fans of the ***SHISEIDO*** brand and Beauté Prestige International designer fragrances, while further broadening our presence in the travel retail business. In these ways, we will seek to improve growth and profitability.

Through the aforementioned initiatives, we forecast a double-digit increase in overseas cosmetics sales. We also expect operating income from the overseas cosmetics segment to continue rising, benefiting from the revenue gain.

Others

Going forward, we will continue striving to expand our presence in the frontier science division, which encompasses four key fields: medical-use pharmaceuticals, cosmetics raw materials, chromatography, and cosmetic dermatology treatment.

For the segment, we forecast a decrease in sales, but operating income will remain mostly unchanged.

Overseas Sales

We expect sales in each overseas region to increase, especially in Asia, where China will continue to grow. We thus project a 17% increase in overseas sales in yen terms (or 11% in local-currency terms).

We base our predictions on the following assumptions.

In the fiscal year ending March 2008, we expect Japan's real GDP to grow in the 2 percent range. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will remain mostly unchanged. We base our forecasts on exchange rates of ¥115 per U.S. dollar, ¥160 per euro, and ¥15.5 per Chinese yuan.

1.2 Analysis of Financial Position

Compared with the previous fiscal year-end (March 31, 2007), total assets declined ¥70.6 billion, while the decrease in net assets was limited to ¥11.6 billion. Accordingly, the equity ratio at interim-end was 56.0%, compared with 52.5% at previous fiscal year-end.

Net cash provided by operating activities amounted to ¥36.3 billion. Net cash provided by investing activities totaled ¥5.2 billion. Cash flows from investing activities included ¥12.2 billion in investments in property, plant, and equipment. Such investments centered on restoration and renewal of existing facilities in Japan, as well as reinforcement of production capacity in the growing Chinese market. Net cash used in financing activities was ¥89.1 billion, due largely to redemption of the Company's 3rd unsecured straight bond issue, totaling ¥50.0 billion, as well as acquisition of treasury stocks amounting to ¥24.5 billion (excluding odd-lot purchases).

As a result, cash and cash equivalents at the end of the interim period amounted to ¥100.1 billion, down ¥45.2 billion from March 31, 2007. For the full year, we project overall cash flows to be negative, with a decline in year-end capital.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	145.3
Net Cash Provided by Operating Activities	36.3
Net Cash Used for Investing Activities	5.2
[Investments in Property, Plant and Equipment]	[(12.2)]
Net Cash Used for Financing Activities	(89.1)
Net Change in Cash and Cash Equivalents	(45.2)
Cash and Cash Equivalents at End of Term	100.1

*Investments in Fixed Assets (Billions of yen)

Acquisition of Property, Plant, and Equipment	(9.5)
Increase in Intangibles	(2.7)

As below, for the past several years, the equity ratio has been above 50% based on book value, and above 130% based on market values. Liability-related indicators over the past several years have been maintained at an ample level.

Cash Flow-related Indexes

	Fiscal Year Ended Mar. 31, 2005	Fiscal Year Ended Mar. 31, 2006	Fiscal Year Ended Mar. 31, 2007	First Half Ended Sept. 30, 2007
Equity Ratio (%)	51.2	55.7	52.5	56.0
Equity Ratio Based on Market Price (%)	83.6	134.4	133.6	153.7
Debt Repayment Term (Years)	1.8	3.8	1.8	2.0
Interest Coverage Ratio (Times)	22.1	8.6	30.6	36.7

Notes:

1. Equity ratio: (Net assets – Stock acquisition rights – Minority interests) ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Payment of interest expenses
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the closing stock price at the end of the term by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all liabilities listed in Consolidated Balance Sheets that incur interest. For payment of interest expenses, amounts shown in the Consolidated Statements of Cash Flows are used.
5. The debt repayment term figure for the interim period under review is based on calculated annual figure for operating cash flows.

1.3 Basic Income Distribution Policy; Cash Dividends for Years to March 31, 2007 and 2008

Our total shareholder return policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating retained earnings, we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a total return ratio, which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term while increasing the fraction of dividends.

The Company plans to declare an interim cash dividend of ¥17.00 per share, up ¥1.00 from a year earlier, as originally planned. The interim dividend payout ratio, therefore, will be 54.1% on a consolidated basis. We also plan to declare a ¥17.00 year-end dividend, bringing total annual dividends to ¥34.00 per share, up ¥2.00 from the previous year.

In September 2007, the Company bought back 10 million shares, amounting to ¥24.5 billion, as treasury stocks.

1.4 Business and Other Risks

Business and other risks that could potentially affect the Shiseido Group are described in "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007." Since there are no major changes to such risks, that section has been omitted from this report.

"Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007" can be downloaded from the following website.

(Shiseido Website)
http://www.shiseido.co.jp/e/ir/settlement/e0704kes/id/pdf/tanshin_0704e.pdf

2. The Shiseido Group

The business structure and status of affiliates of the Shiseido Group are described in its most recent Financial Report (filed on June 26, 2007). Since there are no major changes, those sections have been omitted from this report.

3. Management Policies

(1) Basic Corporate Policies

The Group's management policies are described in "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007." Since there are no major changes to such policies, that section has been omitted from this report.

"Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007" can be downloaded from the following website.

(Shiseido Website)
http://www.shiseido.co.jp/e/ir/settlement/e0704kes/id/pdf/tanshin_0704e.pdf

(2) Medium- and Long-Term Management Strategies and Numerical Performance Targets

The Group's medium- and long-term management strategies and numerical performance targets are described in "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007." Since there are no major changes to such strategies and targets, that section has been omitted from this report.

"Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007" can be downloaded from the following website.

(Shiseido Website)
http://www.shiseido.co.jp/e/ir/settlement/e0704kes/id/pdf/tanshin_0704e.pdf

(3) Issues to Be Addressed

Issues to be addressed by the Group are described in "Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007." Since there are no major changes to such issues, that section has been omitted from this report.

"Consolidated Settlement of Accounts for the Fiscal Year Ended March 31, 2007" can be downloaded from the following website.

(Shiseido Website)
http://www.shiseido.co.jp/e/ir/settlement/e0704kes/id/pdf/tanshin_0704e.pdf

4. Consolidated Interim Financial Statements

(1) Consolidated Interim Balance Sheets

(Millions of yen)

	First Half Ended September 30, 2006 (Sept. 30, 2006)			First Half Ended September 30, 2007 (Sept. 30, 2007)			Fiscal Year Ended March 31, 2007 (March 31, 2007)		
	Amount		Share of Total (%)	Amount		Share of Total (%)	Amount		Share of Total (%)
ASSETS									
Current Assets:									
Cash and Time Deposits		55,283			65,107			82,453	
Notes and Accounts Receivable		100,969			106,474			104,603	
Short-Term Investments in Securities		44,955			47,226			68,544	
Inventories		70,251			72,090			73,890	
Deferred Tax Assets		26,790			28,120			32,344	
Other Current Assets		12,821			13,152			12,676	
Less: Allowance for Doubtful Accounts		(1,511)			(1,651)			(1,303)	
Total Current Assets		309,560	45.3		330,521	49.4		373,208	50.4
Fixed Assets:									
Property, Plant and Equipment:									
Buildings and Structures	83,427			75,652			81,865		
Machinery, Equipment and Vehicles	16,373			14,408			16,532		
Fixtures and Fittings	18,872			18,702			18,298		
Land	54,798			40,981			52,370		
Construction in Progress	2,505			3,664			2,568		
Total Property, Plant and Equipment		175,977	[25.8]		153,411	[22.9]		171,635	[23.2]
Intangible Assets:									
Goodwill	22,543			23,605			23,103		
Other Intangible Assets	25,300			27,763			26,639		
Total Intangible Assets		47,843	[7.0]		51,368	[7.7]		49,742	[6.7]
Investments and Other Assets:									
Investments in Securities	67,396			53,278			63,601		
Prepaid Pension Expenses	31,614			33,896			32,629		
Long-Term Prepaid Expenses	9,483			9,884			10,240		
Deferred Tax Assets	12,294			10,134			11,836		
Other Investments	28,794			26,953			27,150		
Less: Allowance for Doubtful Accounts	(259)			(234)			(212)		
Total Investments and Other Assets		149,323	[21.9]		133,913	[20.0]		145,246	[19.7]
Total Fixed Assets		373,144	54.7		338,692	50.6		366,624	49.6
Total Assets		682,704	100.0		669,214	100.0		739,832	100.0

(Millions of yen)

	First Half Ended September 30, 2006 (Sept. 30, 2006)		First Half Ended September 30, 2007 (Sept. 30, 2007)		Fiscal Year Ended March 31, 2007 (March 31, 2007)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
LIABILITIES						
Current Liabilities:						
Notes and Accounts Payable	54,127		58,181		57,697	
Short-Term Debt	3,493		5,149		4,456	
Commercial Paper	—		61		—	
Bonds Redeemable within One Year	57,565		7,396		57,868	
Current Portion of Long-Term Borrowings	4,007		30,228		3,819	
Accrued Amount Payable	46,207		48,937		53,016	
Accrued Income Taxes	7,763		9,961		10,026	
Reserve for Sales Returns	3,802		7,331		8,685	
Accrued Bonuses for Employees	11,733		11,896		11,702	
Accrued Bonuses for Directors and Corporate Auditors	53		54		122	
Provision for Liabilities and Charges	—		1,126		1,377	
Deferred Tax Liabilities	266		40		—	
Other Current Liabilities	18,541		20,281		19,068	
Total Current Liabilities	207,562	30.4	200,647	30.0	227,840	30.8
Long-Term Liabilities:						
Bonds	6,914		20,000		27,147	
Long-Term Borrowings	35,982		9,040		34,546	
Accrued Retirement Benefits	37,830		37,616		38,643	
Accrued Retirement Benefits for Directors and Corporate Auditors	71		—		71	
Allowance for Loss on Guaranties	350		350		350	
Deferred Tax Liabilities	2,401		5,863		4,144	
Other Long-Term Liabilities	3,079		3,472		3,291	
Total Long-Term Liabilities	86,629	12.7	76,342	11.4	108,195	14.6
Total Liabilities	294,191	43.1	276,989	41.4	336,036	45.4
NET ASSETS						
Shareholders' Equity:						
Common Stock	64,506	9.4	64,506	9.6	64,506	8.7
Capital Surplus	70,260	10.3	70,544	10.6	70,293	9.5
Retained Earnings	246,293	36.1	261,471	39.1	255,410	34.5
Less: Treasury Stock	(17,167)	(2.5)	(40,552)	(6.1)	(16,896)	(2.2)
Total Shareholders' Equity	363,893	53.3	355,969	53.2	373,314	50.5
Valuation, Translation Adjustments and Others:						
Unrealized Gains on Available-for- Sale Securities, Net of Taxes	15,765	2.3	10,974	1.6	13,743	1.8
Deferred Gains (Losses) on Hedges	(311)	(0.0)	(132)	(0.0)	(233)	(0.0)
Foreign Currency Translation Adjustments	(5,429)	(0.8)	8,235	1.2	1,561	0.2
Total Valuation, Translation Adjustments and Others	10,024	1.5	19,077	2.8	15,071	2.0
Stock Acquisition Rights	8	0.0	92	0.0	52	0.0
Minority Interests in Consolidated Subsidiaries	14,585	2.1	17,085	2.6	15,358	2.1
Total Net Assets	388,512	56.9	392,224	58.6	403,796	54.6
Total Liabilities and Net Assets	682,704	100.0	669,214	100.0	739,832	100.0

(2) Consolidated Interim Statements of Operations

(Millions of yen)

	First Half Ended September 30, 2006 (April 1–Sept. 30, 2006)			First Half Ended September 30, 2007 (April 1–Sept. 30, 2007)			Fiscal Year Ended March 31, 2007 (April 1, 2006–March 31, 2007)		
	Amount		Share of Total (%)	Amount		Share of Total (%)	Amount		% change
I. Net Sales		347,395	100.0		362,870	100.0		694,594	100.0
II. Cost of Sales		93,155	26.8		94,306	26.0		185,532	26.7
Gross Profit		254,240	73.2		268,563	74.0		509,061	73.3
III. Selling, General and Administrative Expenses		228,415	65.8		236,495	65.2		459,056	66.1
Operating Income		25,825	7.4		32,068	8.8		50,005	7.2
IV. Other Income:									
Interest Income	629			990			1,435		
Dividend Income	633			709			740		
Gain on Sale of Securities	286			—			310		
Gain on Sales of Property, Plant and Equipment	1,669			—			1,986		
Equity in Earnings of Affiliates	47			74			57		
Others	1,530	4,796	1.4	1,408	3,184	0.9	3,593	8,123	1.2
V. Other Expenses:									
Interest Expense	1,234			882			2,394		
Sales Discounts	—			249			—		
Loss on Sale of Securities	195			—			166		
Loss on Disposal of Property, Plant and Equipment	524			—			1,253		
Others	715	2,670	0.8	890	2,022	0.5	849	4,663	0.7
Ordinary Income		27,951	8.0		33,230	9.2		53,465	7.7
VI. Extraordinary Income									
Gain on Sales of Property, Plant and Equipment	—			509			—		
Gain on Sale of Shares in Affiliate	—			2,379			—		
Gain on Sale of Investments in Securities	—	—	—	508	3,397	0.9	—	—	—
VII. Extraordinary Loss									
Impairment Loss	2,208			1,089			4,597		
Loss on Disposal of Property, Plant and Equipment	—			225			—		
Loss on Sale of Investments in Securities	—			16			—		
Loss on Revaluation of Investments in Securities	—			72			—		
Additional Retirement Benefits	—			1,101			—		
Restructuring Expenses	—	2,208	0.6	450	2,954	0.8	1,101	5,699	0.8
Income before Income Taxes		25,743	7.4		33,673	9.3		47,765	6.9
Income Taxes	6,815			9,286			13,660		
Adjustment for Corporate Tax, etc.	7,628	14,444	4.2	9,361	18,647	5.1	5,514	19,174	2.8
Less: Minority Interests in Earnings of Consolidated Subsidiaries		1,917	0.5		2,086	0.6		3,297	0.5
Net Income		9,382	2.7		12,939	3.6		25,293	3.6

(3) Consolidated Interim Statements of Changes in Net Assets

For the Interim Period Ended September 30, 2006 (April 1, 2006–Sept. 30, 2006)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2006	64,506	70,258	244,767	(17,158)	362,373
Changes During Interim Period					
Cash Dividends from Retained Earnings as Appropriation of Earnings			(6,186)		(6,186)
Directors' and Corporate Auditors' Bonuses as Appropriation of Earnings			(133)		(133)
Net Income			9,382		9,382
Acquisition of Treasury Stock				(316)	(316)
Disposal of Treasury Stock		2		308	310
Change in Scope of Consolidation			(1,535)		(1,535)
Net Change in Items Other than Shareholders' Equity					
Total Change During the Interim Period	**—**	**2**	**1,525**	**(8)**	**1,519**
Balance as of September 30, 2006	**64,506**	**70,260**	**246,293**	**(17,167)**	**363,893**

	Valuation, Translation Adjustment and Others						
	Unrealized Gains (Losses) on Available-for-sale Securities, Net of Taxes	Deferred Gains (Losses) on Hedges	Foreign Currency Translation Adjustments	Total Valuation, Translation Adjustment and Others	Stock Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance as of March 31, 2006	18,279	—	(6,754)	11,525	—	13,713	387,612
Changes During Interim Period							
Cash Dividends from Retained Earnings as Appropriation of Earnings							(6,186)
Directors' and Corporate Auditors' Bonuses as Appropriation of Earnings							(133)
Net Income							9,382
Acquisition of Treasury Stock							(316)
Disposal of Treasury Stock							310
Change in Scope of Consolidation							(1,535)
Net Change in Items Other than Shareholders' Equity	**(2,513)**	**(311)**	**1,324**	**(1,500)**	**8**	**872**	**(620)**
Total Change During the Interim Period	**(2,513)**	**(311)**	**1,324**	**(1,500)**	**8**	**872**	**899**
Balance as of September 30, 2006	**15,765**	**(311)**	**(5,429)**	**10,024**	**8**	**14,585**	**388,512**

* Note: Earnings appropriation items from Ordinary General Meeting of Shareholders in June 2006.

For the Interim Period Ended September 30, 2007 (April 1, 2007–Sept. 30, 2007)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2007	64,506	70,293	255,410	(16,896)	373,314
Changes During Interim Period					
Cash Dividends from Retained Earnings			(6,605)		(6,605)
Net Income			12,939		12,939
Acquisition of Treasury Stock				(24,791)	(24,791)
Disposal of Treasury Stock		250		1,134	1,385
Change in Scope of Consolidation			(52)		(52)
Other Decrease in Retained Earnings *			(221)		(221)
Net Change in Items Other than Shareholders' Equity					
Total Change During the Interim Period	**—**	**250**	**6,060**	**(23,656)**	**(17,345)**
Balance as of September 30, 2007	**64,506**	**70,544**	**261,471**	**(40,552)**	**355,969**

	Valuation, Translation Adjustment and Others						
	Unrealized Gains (Losses) on Available-for-sale Securities, Net of Taxes	Deferred Gains (Losses) on Hedges	Foreign Currency Translation Adjustments	Total Valuation, Translation Adjustment and Others	Stock Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance as of March 31, 2007	13,743	(233)	1,561	15,071	52	15,358	403,796
Changes During Interim Period							
Cash Dividends from Retained Earnings							(6,605)
Net Income							12,939
Acquisition of Treasury Stock							(24,791)
Disposal of Treasury Stock							1,385
Change in Scope of Consolidation							(52)
Other Decrease in Retained Earnings *							(221)
Net Change in Items Other than Shareholders' Equity	**(2,769)**	**100**	**6,674**	**4,005**	**40**	**1,727**	**5,773**
Total Change During the Interim Period	**(2,769)**	**100**	**6,674**	**4,005**	**40**	**1,727**	**(11,571)**
Balance as of September 30, 2007	**10,974**	**(132)**	**8,235**	**19,077**	**92**	**17,085**	**392,224**

* Note: Other Decrease in Retained Earnings indicates provision of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards, as well as additional minimum liability recorded by Taiwanese subsidiaries, pursuant to Taiwanese accounting standards on retirement benefits.

For the Fiscal Year Ended March 31, 2007 (April 1, 2006–March 31, 2007)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at Cost	Total Shareholders' Equity
Balance as of March 31, 2006	64,506	70,258	244,767	(17,158)	362,373
Changes During Fiscal Period					
Cash Dividends from Retained Earnings as Appropriation of Earnings			(6,186)		(6,186)
Directors' and Corporate Auditors' Bonuses as Appropriation of Earnings			(133)		(133)
Cash Dividends from Retained Earnings			(6,600)		(6,600)
Net Income			25,293		25,293
Acquisition of Treasury Stock				(696)	(696)
Disposal of Treasury Stock		35		959	995
Change in Scope of Consolidation			(1,556)		(1,556)
Other Decrease in Retained Earnings			(173)		(173)
Net Change in Items Other than Shareholders' Equity					
Total Change During Fiscal Period	—	35	10,642	262	10,941
Balance as of March 31, 2007	64,506	70,293	255,410	(16,896)	373,314

	Valuation, Translation Adjustment and Others						
	Unrealized Gains (Losses) on Available-for-sale Securities, Net of Taxes	Deferred Gains (Losses) on Hedges	Foreign Currency Translation Adjustments	Total Valuation, Translation Adjustment and Others	Stock Acquisition Rights	Minority Interests in Consolidated Subsidiaries	Total Net Assets
Balance as of March 31, 2006	18,279	—	(6,754)	11,525	—	13,713	387,612
Changes During Fiscal Period							
Cash Dividends from Retained Earnings as Appropriation of Earnings							(6,186)
Directors' and Corporate Auditors' Bonuses as Appropriation of Earnings							(133)
Cash Dividends from Retained Earnings							(6,600)
Net Income							25,293
Acquisition of Treasury Stock							(696)
Disposal of Treasury Stock							995
Change in Scope of Consolidation							(1,556)
Other Decrease in Retained Earnings							(173)
Net Change in Items Other than Shareholders' Equity	(4,535)	(233)	8,315	3,546	52	1,644	5,242
Total Change During Fiscal Period	(4,535)	(233)	8,315	3,546	52	1,644	16,183
Balance as of March 31, 2007	13,743	(233)	1,561	15,071	52	15,358	403,796

Note: Other Decrease in Retained Earnings indicates provision of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.

(4) Consolidated Interim Statements of Cash Flows

(Millions of yen)

	First Half Ended September 30, 2006 (April 1– Sept. 30, 2006)	First Half Ended September 30, 2007 (April 1– Sept. 30, 2007)	Fiscal Year Ended March 31, 2007 (April 1, 2006– March 31, 2007)
I. Cash Flows from Operating Activities			
Income before Income Taxes	25,743	33,673	47,765
Depreciation	13,500	13,701	27,875
Amortization of Goodwill	357	389	740
(Gain) Loss on Disposal of Property, Plant and Equipment	(1,145)	(283)	(733)
Gain on Sale of Shares in Affiliate	—	(2,379)	—
Gain on Sale of Investments in Securities	—	(492)	—
Loss on Revaluation of Investments in Securities	—	72	—
Impairment Loss	2,208	1,089	4,597
Additional Retirement Benefits	—	1,101	—
Restructuring Expenses	—	450	1,101
Increase (Decrease) in Allowance for Doubtful Accounts	(179)	305	(500)
Increase (Decrease) in Reserve for Sales Returns	(983)	(1,486)	3,733
Increase (Decrease) in Accrued Bonuses for Employees	—	332	—
Increase (Decrease) in Accrued Bonuses for Directors and Corporate Auditors	53	(67)	122
Increase (Decrease) in Provision for Liabilities and Charges	—	(318)	(31)
Increase (Decrease) in Accrued Retirement Benefits	1,844	(536)	2,506
Increase (Decrease) in Accrued Retirement Benefits to Directors and Corporate Auditors	(212)	—	(212)
Interest and Dividend Income	(1,263)	(1,700)	(2,176)
Interest Expenses	1,234	882	2,394
Equity in Earnings of Affiliates	(47)	(74)	(57)
(Gain) Loss on Sale of Securities	(90)	—	(143)
Decrease (Increase) in Receivables	2,157	(1,109)	1,542
Decrease (Increase) in Inventories	1,703	3,788	216
Increase (Decrease) in Payables	(12,118)	964	(3,755)
Decrease (Increase) in Prepaid Pension Expenses	(1,003)	(1,678)	(2,018)
Payment for Prior Portion of Defined Contribution Pension Plan	(2,286)	(1,841)	(2,361)
Other	640	405	2,901
Subtotal	30,111	45,186	83,506
Receipt of Interest and Dividend Income	1,297	1,727	2,151
Payment of Interest Expenses	(1,277)	(988)	(2,268)
Payment of Income Taxes	(9,029)	(9,582)	(13,958)
Cash Flows from Operating Activities	**21,102**	**36,343**	**69,431**

(Millions of yen)

	First Half Ended September 30, 2006 (April 1– Sept. 30, 2006)	First Half Ended September 30, 2007 (April 1– Sept. 30, 2007)	Fiscal Year Ended March 31, 2007 (April 1, 2006– March 31, 2007)
II. Cash Flows from Investing Activities			
Transfers to Time Deposits	(2,782)	(6,069)	(4,519)
Proceeds from Maturity of Time Deposits	589	625	1,668
Acquisition of Short-Term Investments in Securities	(388)	(1,035)	(1,354)
Proceeds from Sales of Short-Term Investments in Securities	359	145	369
Acquisition of Investments in Securities	(1,573)	(1,680)	(1,725)
Proceeds from Sale of Investments in Securities	6,974	7,552	9,842
Acquisition of Property, Plant and Equipment	(10,437)	(9,531)	(20,557)
Proceeds from Sale of Property, Plant and Equipment	2,944	18,183	4,161
Acquisition of Intangible Assets	(1,059)	(2,682)	(2,877)
Payments of Long-Term Prepaid Expenses	(2,363)	(2,098)	(5,122)
Proceeds from Sale of Shares in Subsidiaries due to Change in Consolidation Scope	132	929	132
Other	1,011	833	1,499
Cash Flows from Investing Activities	**(6,593)**	**5,172**	**(18,482)**
III. Cash Flows from Financing Activities			
Net Increase (Decrease) in Short-Term Bank Loans	92	277	853
Net Increase (Decrease) in Commercial Paper	—	60	—
Proceeds from Long-Term Borrowings	5,514	2,703	5,927
Repayment of Long-Term Borrowings	(1,677)	(2,850)	(3,777)
Proceeds from Bond Issue	—	—	20,000
Redemption of Bonds	(7,097)	(57,951)	(7,199)
Net Proceeds from Sale/Disposal (Acquisition) of Treasury Stock	(6)	—	298
Acquisition of Treasury Stock	—	(24,791)	—
Disposal of Treasury Stock	—	1,385	—
Cash Dividends Paid	(6,183)	(6,606)	(12,794)
Cash Dividends Paid to Minority Shareholders	(305)	(1,392)	(1,672)
Other	126	40	200
Cash Flows from Financing Activities	**(9,536)**	**(89,125)**	**1,836**
IV. Exchange Difference of Cash and Cash Equivalents	**349**	**2,491**	**1,929**
V. Net Change in Cash and Cash Equivalents	**5,321**	**(45,118)**	**54,715**
VI. Cash and Cash Equivalents at Beginning of Term	**89,014**	**145,259**	**89,014**
VII. Increase (Decrease) in Cash and Cash Equivalents Due to Additional Consolidation (Exclusion) of Companies	**2,114**	**—**	**1,529**
VIII. Cash and Cash Equivalents at End of Term	**96,450**	**100,141**	**145,259**

(5) Basis of Presenting Interim Consolidated Financial Statements

1. Notes on Accounting Standards

(1) Depreciation of Major Fixed Assets

(a) Property, Plant and Equipment

Buildings (excluding leasehold improvements) are depreciated using the straight-line method. Other tangible fixed assets held by the Company and its domestic consolidated subsidiaries are, in principle, depreciated using the declining-balance method, while those held by overseas consolidated subsidiaries are depreciated using the straight-line method.

Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(Change in Accounting Policy)

Pursuant to an amendment to the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6 of March 30, 2007; Partial Revision of Income Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), the treatment of depreciation on property, plant and equipment acquired after April 1, 2007, has been changed.

The effect of this change on the Company's operating income, ordinary income, income before income taxes, and net income in the interim period under review was minimal.

(Supplementary Information)

Pursuant to an amendment to the Corporation Tax Law, the Company and its domestic consolidated subsidiaries, effective the interim period under review, depreciate the difference between 5% of the acquisition cost of assets acquired on or before March 31, 2007 and the book value of said assets uniformly over a five-year period, starting the year following the fiscal year in which the depreciated value of said assets reaches 5% of the acquisition price using the pre-amendment depreciation method. Depreciated amounts are included in depreciation expenses. As a result of this change, operating income, ordinary income, and income before income taxes each declined ¥349 million, and net income declined ¥206 million.

The effects of this change in specific segments are described in the Segment Information section.

(2) Major Reserves

(a) Reserve for Sales Returns

The Company and its consolidated subsidiaries provide a reserve for sales returns for losses due to sales returns, at past return ratios calculated based mainly on historical experience prior to the current year and an estimated amount for future losses.

(Supplementary Information)

Prior to the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries provided the reserve for sales returns based on historical results. As a result of accumulation of past data and improvements in analytical precision, effective the second half of the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted a new methodology to more accurately estimate sales returns that considers the market distribution status and product resale status.

Accordingly, compared with the method used in the previous interim period, operating income, ordinary income, and income before income taxes decreased ¥548 million, and net income decreased ¥323 million, in the interim period under review.

(b) Provision for Liabilities and Charges

To provide for losses due to contingency expenses incurred in addressing legal risk, product guarantee risk, currency risk, tax risk, and other factors, certain overseas consolidated subsidiaries provide provision, the amount of which is based on estimated losses that would be incurred considering the potential necessity of such contingencies in the future.

(Supplementary Information)

Previously, "Provision for Liabilities and Charges" was included in "Other Current Assets." From the interim period under review, however, this item is listed separately for better clarification.

In accordance with this change, "Decrease in Provision for Liabilities and Charges" (previously included in "Other" under "Cash Flows from Operating Activities") is also listed separately in the Consolidated Statements of Cash Flows.

(c) Accrued Retirement Benefits

The Company, its domestic consolidated subsidiaries, and certain overseas consolidated subsidiaries provide accrued retirement benefits for employees based on the estimated amount of projected benefits obligation and the fair value of plan assets.

Unrecognized prior service cost is, in principle, amortized by the straight-line method over a 10-year period, which is shorter than the average remaining years of service of the eligible employees.

Unrecognized net actuarial gain or loss is primarily amortized immediately from the following year on a straight-line method over a 10-year period, which is shorter than the average remaining years of service of the eligible employees.

(Supplementary Information)

Until the previous fiscal year, accrued retirement benefits for corporate officers were covered in accrued retirement benefits. However, in accordance with the public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve for Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No. 42, April 13, 2007), accrued benefits for corporate officers are now included within "Other Long-Term Liabilities" effective the interim period under review.

(d) Accrued Retirement Benefits for Directors and Corporate Auditors

(Supplementary Information)

Until the previous fiscal year, the Company provided the amount equivalent to the unfunded lump-sum payments for their duties up to March 31, 2004 as accrued retirement benefits for directors and corporate auditors. However, in accordance with the public announcement of the "Auditing Treatment Relating to Reserve Defined under the Special Tax Measurement Law, Reserve Defined under the Special Law, and Reserve for Director and Corporate Auditor Retirement Benefits" (Japanese Institute of Certified Public Accountants, Auditing and Assurance Practice Committee, Report No. 42 of April 13, 2007), these benefits are now included within "Other Long-Term Liabilities" effective the interim period under review.

Apart from the items described above, there are no significant changes to the basis of presenting interim consolidated financial statements from those outlined in the Company's most recent Interim Financial Report (filed on December 8, 2006). Accordingly, such items have been omitted from this document.

(6) Changes to the Basis of Presenting Interim Consolidated Financial Statements

(Changes in Accounting Methods)

(Change to Treatment of Gain/Loss on Sale of Investments in Securities)

In the previous interim period, "Gain on Sale of Investments in Securities" was included in "Gain on Sale of Securities" under "Other Income," and "Loss on Sale of Investments in Securities" was included in "Loss on Sale of Securities" under "Other Expenses." From the interim period under review, however, these items are reported as "Gain on Sale of Investments in Securities" under "Extraordinary Income" and "Loss on Sale of Investments in Securities" under "Extraordinary Loss." The objective of this change is to disclose the Group's ordinary income/expenses status more clearly.

As a result of this change, ordinary income in the interim period under review was ¥492 million lower than it would have been if the previous method has been applied. However, there was no effect on income before income taxes and net income.

(Changes in Disclosure Methods)

(Consolidated Statements of Income)

In the previous interim period, "Sales Discounts" (amounting to ¥293 million) were included in "Interest Expense." From the interim period under review, however, this item is reported separately, in order to better clarify the status of the Group's non-operating expenses.

(Statements of Cash Flows)

1. In the previous interim period, "Net Increase (Decrease) in Commercial paper" (amounting to ¥231 million) was included in "Net Increase (Decrease) in Short-term Bank Loans." From the interim period under review, however, this item is reported separately, in order to more clearly reflect the Group's financial status.
2. In the previous interim period, cash flows from sale and acquisition of treasury stocks were reported on a net base as "Net Proceeds from Sale (Acquisition) of Treasury Stocks." From the interim period under review, however, this item has been separated into "Proceeds from Sale of Treasury Stocks" (¥310 million) and "Acquisition of Treasury Stocks" totaling (¥316 million), in order to more clearly reflect the Group's financial status.

(Supplementary Information)

(Gain on Sales of Property, Plant and Equipment; Loss on Disposal of Property, Plant and Equipment)

In the previous interim period, "Gain on Sales of Property, Plant and Equipment" was listed under "Other Income" and "Loss on Disposal of Property, Plant and Equipment" was listed under "Other Expenses." From the interim period under review, however, these items are listed under "Extraordinary Income" and "Extraordinary Loss," respectively, in order to disclose the Group's ordinary income/expenses status more clearly.

As a result of this change, ordinary income in the interim period under review was ¥283 million lower than it would have been if the previous method has been applied. However, there was no effect on income before income taxes and net income.

(7) Notes

(Segment Information)

1. Business Segment Information

(Millions of yen)

	First Half Ended September 30, 2006 (April 1–September 30, 2006)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	229,298	106,244	11,852	347,395	—	347,395
(2) Intersegment Sales or Transfer	3,071	473	12,370	15,915	(15,915)	—
Total	232,370	106,717	24,223	363,311	(15,915)	347,395
Operating Expenses	213,489	101,228	23,197	337,915	(16,345)	321,570
Operating Income	18,881	5,489	1,025	25,395	429	25,825

Note: Business segments and main products/services included in each segment:
Shiseido's business is segmented by categories for control of its in-house organization.

Domestic Cosmetics: Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
Professional division (Production and sale of beauty salon products)
Healthcare division (Production and sale of health & beauty foods and over-the-counter drugs)

Overseas Cosmetics: Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
Professional division (Production and sale of beauty salon products)

Others: Frontier Sciences division (Production and sale of medical-use drugs)
Others (Sale of clothing and accessories; operation of restaurants; real estate management/ sale; etc.)

(Millions of yen)

	First Half Ended September 30, 2007 (April 1–September 30, 2007)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	225,334	126,686	10,849	362,870	—	362,870
(2) Intersegment Sales or Transfer	3,452	662	10,316	14,431	(14,431)	—
Total	228,786	127,349	21,165	377,301	(14,431)	362,870
Operating Expenses	206,212	119,149	20,085	345,447	(14,645)	330,802
Operating Income	22,573	8,199	1,080	31,854	213	32,068

Notes: 1. Business segments and main products/services included in each segment:
Shiseido's business is segmented by categories for control of its in-house organization.

Domestic Cosmetics: Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
Professional division (Production and sale of beauty salon products)
Healthcare division (Production and sale of health & beauty foods and over-the-counter drugs)

Overseas Cosmetics: Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
Professional division (Production and sale of beauty salon products)

Others: Frontier Sciences division (Production and sale of medical-use drugs)
Others (Sale of clothing and accessories; operation of restaurants; real estate management/ sale; etc.)

2. As stated in "Supplementary Information," effective the interim period under review, pursuant to an amendment to the Corporation Tax Law, the Company and its domestic consolidated subsidiaries depreciate the difference between 5% of the acquisition cost of assets acquired on or before March 31, 2007 and the book value of said assets uniformly over a five-year period, starting the year following the fiscal year in which the depreciated value of said assets reaches 5% of the acquisition price using the pre-amendment depreciation method. Depreciated amounts are included in depreciation expenses. As a result of this change, operating expenses in the Domestic Cosmetics, Overseas Cosmetics and Others segments rose ¥315 million, ¥28 million and ¥5 million, respectively, while operating income in those segments declined by the same amounts.

(Millions of yen)

	Fiscal Year Ended March 31, 2007 (April 1, 2006–March 31, 2007)					
	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	447,557	224,319	22,717	694,594	—	694,594
(2) Intersegment Sales or Transfer	6,231	1,347	23,112	30,691	(30,691)	—
Total	453,788	225,667	45,829	725,285	(30,691)	694,594
Operating Expenses	416,918	215,222	43,584	675,725	(31,136)	644,589
Operating Income	36,870	10,444	2,245	49,559	445	50,005

Note: Business segments and main products/services included in each segment:

Shiseido's business is segmented by categories for control of its in-house organization.

Domestic Cosmetics: Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
Professional division (Production and sale of beauty salon products)
Healthcare division (Production and sale of health & beauty foods and over-the-counter drugs)

Overseas Cosmetics: Cosmetics division (Production and sale of cosmetics, cosmetic accessories, toiletries)
Professional division (Production and sale of beauty salon products)

Others: Frontier Sciences division (Production and sale of medical-use drugs)
Others (Sale of clothing and accessories; operation of restaurants; real estate management/sale; etc.)

2. Geographic Segment Information (by Location)

(Millions of yen)

	First Half Ended September 30, 2006 (April 1–September 30, 2006)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	241,525	23,775	42,701	39,393	347,395	—	347,395
(2) Intersegment Sales or Transfer	10,913	4,319	1,939	71	17,242	(17,242)	—
Total	252,438	28,094	44,640	39,464	364,638	(17,242)	347,395
Operating Expenses	238,251	27,305	41,146	33,258	339,962	(18,391)	321,570
Operating Income	14,187	788	3,493	6,206	24,676	1,149	25,825

Notes: 1. Segmentation between countries and regions is based on geographic proximity.
2. Major countries and regions besides Japan are as follows:
Americas: United States, Canada, Brazil
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.

(Millions of yen)

	First Half Ended September 30, 2007 (April 1–September 30, 2007)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	236,619	27,533	50,761	47,954	362,870	—	362,870
(2) Intersegment Sales or Transfer	12,927	4,371	2,420	76	19,795	(19,795)	—
Total	249,547	31,904	53,182	48,031	382,666	(19,795)	362,870
Operating Expenses	232,085	30,239	48,277	41,432	352,034	(21,232)	330,802
Operating Income	17,462	1,665	4,904	6,599	30,631	1,436	32,068

Notes: 1. Segmentation between countries and regions is based on geographic proximity.

2. Major countries and regions besides Japan are as follows:

Americas: United States, Canada, Brazil

Europe: France, Italy, Germany, etc.

Asia/Oceania: China, Taiwan, Australia, etc.

3. As stated in "Supplementary Information," effective the interim period under review, pursuant to an amendment to the Corporation Tax Law, the Company and its domestic consolidated subsidiaries depreciate the difference between 5% of the acquisition cost of assets acquired on or before March 31, 2007 and the book value of said assets uniformly over a five-year period, starting the year following the fiscal year in which the depreciated value of said assets reaches 5% of the acquisition price using the pre-amendment depreciation method. Depreciated amounts are included in depreciation expenses. As a result of this change, operating expenses in the Japan rose ¥349 million, while operating income in those segments declined by the same amount.

(Millions of yen)

	Fiscal Year Ended March 31, 2007 (April 1, 2006–March 31, 2007)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	471,204	51,730	88,364	83,295	694,594	—	694,594
(2) Intersegment Sales or Transfer	22,115	8,138	4,335	111	34,701	(34,701)	—
Total	493,320	59,869	92,699	83,406	729,296	(34,701)	694,594
Expenses	465,985	57,060	86,388	72,194	681,628	(37,039)	644,589
Operating Income	27,335	2,808	6,310	11,212	47,667	2,337	50,005

Notes: 1. Segmentation between countries and regions is based on geographic proximity.

2. Major countries and regions besides Japan are as follows:

Americas: United States, Canada, Brazil

Europe: France, Italy, Germany, etc.

Asia/Oceania: China, Taiwan, Australia, etc.

3. Overseas Sales (by Destination)

(Millions of yen)

	First Half Ended September 30, 2006 (April 1–September 30, 2006)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	23,999	39,565	42,971	106,536
Consolidated Net Sales				347,395
Percentage of Overseas Sales against Consolidated Net Sales	6.9%	11.4%	12.4%	30.7%

(Millions of yen)

	First Half Ended September 30, 2007 (April 1–September 30, 2007)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	29,230	44,609	53,163	127,003
Consolidated Net Sales				362,870
Percentage of Overseas Sales against Consolidated Net Sales	8.1%	12.3%	14.6%	35.0%

(Millions of yen)

	Fiscal Year Ended March 31, 2007 (April 1, 2006–March 31, 2007)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	53,969	79,325	91,503	224,798
Consolidated Net Sales				694,594
Percentage of Overseas Sales against Consolidated Net Sales	7.8%	11.4%	13.2%	32.4%

Notes: 1. Segmentation between countries and regions is based on geographic proximity.
2. Major countries and regions are as follows:
Americas: United States, Canada, Brazil, etc.
Europe: France, Italy, Germany, etc.
Asia/Oceania: China, Taiwan, Australia, etc.
3. Overseas net sales consist of exports from the Company and its domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among the Companies are not included.

Information on such items as lease transactions, securities, derivative transactions, and stock options has been omitted from this document, because the significance of disclosing such items in this document is deemed to be low.

(Per-Share Data)

(Yen)

First Half Ended Sept. 30, 2006 (April 1–September 30, 2006)		First Half Ended Sept. 30, 2007 (April 1–September 30, 2007)		Fiscal Year Ended Mar. 31, 2007 (April 1, 2006–March 31, 2007)	
Net assets per share	906.40	Net assets per share	929.56	Net assets per share	940.79
Net income per share	22.59	Net income per share	31.43	Net income per share	60.89
Net income per share (fully diluted)	22.50	Net income per share (fully diluted)	31.30	Net income per share (fully diluted)	60.71

Note: Basis for calculation:

1. The basis for calculating net assets per share is shown below.

	First Half Ended Sept. 30, 2006	First Half Ended Sept. 30, 2007	Fiscal Year Ended Mar. 31, 2007
Total net assets (¥ millions)	388,512	392,224	403,796
Amount deducted from total net assets (¥ millions)	14,594	17,178	15,410
(New share subscription rights (¥ millions))	(8)	(92)	(52)
(Minority interests (¥ millions))	(14,585)	(17,085)	(15,358)
Net assets at term-end related to common stock (¥ millions)	373,918	375,046	388,386
Common stock at term-end used to calculate net assets per share (1,000 shares)	412,532	403,465	412,832

2. The basis for calculating net income per share and fully diluted net income per share is shown below.

	First Half Ended Sept. 30, 2006 (April 1,– September 30, 2006)	First Half Ended Sept.30, 2007 (April 1,– September 30, 2007)	Fiscal Year Ended Mar. 31, 2007 (April 1, 2006– Mar. 31, 2007)
Net income per share			
Net income (¥ millions)	9,382	12,939	25,293
Amount not belonging to common stockholders (¥ millions)	66	8	173
(Provision of surplus due to appropriation of earnings of Chinese subsidiary (¥ millions))	(66)	(8)	(173)
Net income related to common stock (¥ millions)	9,315	12,931	25,120
Average shares outstanding (1,000 shares)	412,474	411,429	412,572
Net income per share (fully diluted)			
Net income adjustment (¥ millions)	—	—	—
Increase in common stock (1,000 shares)	1,484	1,684	1,223
(Stock options made available through new share subscription rights) (1,000 shares)	(1,484)	(1,684)	(1,223)
Latent shares not included in fully diluted net income per share calculation due to lack of dilution effect.	Stock options made available through new share subscription rights (141 new share subscription rights): 141 thousand shares of common stock	—	Stock options made available through new share subscription rights (429 new share subscription rights): 429 thousand shares of common stock

(Subsequent Events)

Retirement of Treasury Stocks

At its meeting held on October 25, 2007, the Board of Directors resolved to retire treasury stocks, pursuant to provisions of Article 178 of the Corporate Law.

(1) Retirement method: Deduction from "Other Capital Surplus"
(2) Type of shares to be retired: Common stock
(3) Number of shares to be retired: 14,562,353 shares
(Percentage of number of shares outstanding before retirement: 3.42%)
(4) Retirement date: November 7, 2007
(5) Shares outstanding after retirement: 410,000,000 shares

(Translation)

FILE NO. 082-03311

October 25, 2007

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact:	Yukihiro Saito Head of Investor Relations, Financial Department (Tel: 03 - 3572 - 5111)

Notice of Cancellation by the Company of its Own Shares

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on October 25, 2007, adopted a resolution to cancel its own shares pursuant to Article 178 of the Corporation Law of Japan, as described below:

Description

1. Shares to be cancelled: Shares of common stock of the Company
2. Number of shares to be cancelled: 14,562,353 shares (3.42% of the total number of issued shares before the cancellation)
3. Scheduled date of cancellation: November 7, 2007

(For reference)

Total number of issued shares of the Company after the cancellation will be 410,000,000 shares.

- END -

END